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15046729

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2015
REGISTRATIONS BRANCH

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67845

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BMO Investment Distributors, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

115 S. LaSalle Street Floor 6 Central
(No. and Street)

Chicago (City) IL (State) 60603 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Stephanie Lake 312-461-5126
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

200 E. Randolph Drive (Address) Chicago (City) IL (State) 60601 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephanie Lake, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BMO Investment Distributors, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
ANNA L ENG
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:03/09/15

[signature]
Signature

Chief Financial Officer
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BMO INVESTMENT DISTRIBUTORS LLC

(A wholly owned subsidiary of BMO Financial Corporation)

Statement of Financial Condition

December 31, 2014

(With Report of Independent Registered Public Accounting Firm thereon)

BMO INVESTMENT DISTRIBUTORS LLC
(A wholly owned subsidiary of BMO Financial Corporation)
December 31, 2014

Table of Contents

KPMG LLP
Aon Center
Suite 5500
200 E. Randolph Drive
Chicago, IL 60601-6436

Report of Independent Registered Public Accounting Firm

The Board of Directors
BMO Investment Distributors, LLC.:

We have audited the accompanying statement of financial condition of BMO Investment Distributors, LLC (the Company) as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of BMO Investment Distributors, LLC as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Chicago, Illinois
February 26, 2015

BMO INVESTMENT DISTRIBUTORS LLC
(A Wholly-Owned Subsidiary of BMO Financial Corp.)
Statement of Financial Condition
December 31, 2014

Assets		
Cash and cash equivalents	$	10,703,598
Accounts receivable from affiliate		201,332
Prepaid expenses		81,927
Deferred tax asset		72,058
Current tax receivable		216,758
Total assets	$	11,275,673
Liabilities and Members' Capital		
Liabilities:		
Accounts payable to affiliates	$	40,169
Accounts payable and accrued expenses		104
Accrued compensation and related benefits		758,626
Total liabilities		798,899
Members' capital:		
Additional paid-in capital		10,110,000
Retained earnings		433,452
Accumulated other comprehensive loss		(66,678)
Total members' capital		10,476,774
Total liabilities and members' capital	$	11,275,673

See accompanying notes to financial statements.

(1) Organization and Description of Business

BMO Investment Distributors, LLC (the Company) is a registered broker-dealer with the Financial Industry Regulatory Authority (FINRA) and the Securities and Exchange Commission (SEC). The Company is a wholly owned subsidiary of BMO Financial Corp. (the Parent), which is a wholly owned subsidiary of Bank of Montreal (BMO), a Canadian company.

The Company was formed on October 4, 2007 and is organized as a Wisconsin limited liability company. The Company acts as a mutual fund distributor to the BMO Mutual Funds ("BMO Funds"). On May 27, 2014, the firm filed a Continuing Member Application with FINRA pursuant to NASD Rule 1017 requesting a material change in business operations which was granted on November 21, 2014.

The Application allowed for the Company to expand its business through increasing the number of associated persons and offices, establishing a networking agreement with its affiliate BMO Harris Bank, N.A., referring private placement investment products, and providing retirement planning education to plans and plan participants.

The Company received the funding from its Parent to expand its operations. The Company changed its name to BMO Investment Distributors, LLC prior to FINRA's approval of the Application.

(2) Summary of Significant Accounting Policies

(a) Basis of Presentation

The Company maintains its financial records in U.S. dollars. These financial statements are prepared in conformity with U.S. generally accepted accounting principles (U.S. GAAP).

(b) Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements. Actual results could differ from those estimates.

(c) Cash and Cash Equivalents

Cash represents funds held in the Company's bank accounts for firm operating activities. As of December 31, 2014, $203,184 was invested in BMO affiliated demand deposit accounts. Cash equivalents include investments in money market mutual funds. As of December 31, 2014, $10,500,414 was invested in the Federated Money Market Mutual Fund, which represents a concentration of credit risk.

(Continued)

(d) Fair Value Measurement

The Company has adopted the *Fair Value Measurements and Disclosures* topic of the FASB Accounting Standards Codification. As of December 31, 2014, the Company's Money Market Mutual Fund is classified as Level 1, as this money market fund is a registered fund with a daily price quoted.

(e) Income Taxes

The Company is included in the consolidated tax returns of BFC, which files its income tax returns in the U.S. and various state jurisdictions. Under terms of the tax-sharing agreement with BFC, the Company records provisions for income taxes as if it were a separate company and shall receive payment from or make payment to BFC based upon its current tax liability or benefit.

Accounting Standard Codification (ASC) Topic 740, Income Taxes, establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in assessing the future tax consequences of events that have been recognized in the Company's financial statements or tax returns. Fluctuations in the actual outcome of these future tax consequences could impact the Company's financial position or the Company's results of operations.

Deferred tax assets and liabilities, as determined by the temporary differences between financial reporting and tax bases of assets and liabilities, are computed using currently enacted tax rates and laws. The effect on deferred tax assets and liabilities of a change in tax rates or law is recognized as income or expense in the period including the enactment date.

The Company recognizes penalties and accrued interest related to its unrecognized tax benefits in income tax expense.

(Continued)

BMO INVESTMENT DISTRIBUTORS LLC
(A wholly owned subsidiary of BMO Financial Corporation)
Notes to Financial Statements

December 31, 2014

(3) Income Taxes

The tax effects of temporary differences that give rise to significant portions of the net deferred tax assets, included in other assets at December 31, 2014 are presented below:

Deferred tax assets:	
Deferred Compensation	$ 36,155
Federal tax loss carryforward	
Gross deferred tax assets	36,155
Tax effect of fair value adjustments on pension and post-retirement benefits recorded directly to stockholder's equity	35,903
Net deferred tax assets	$ 72,058

Based upon available tax planning strategies and expectations as to future taxable income, Management believes the realization of the deferred tax assets is more likely than not at December 31, 2014.

At December 31, 2014, the Company had no unrecognized tax benefits. Interest and penalties related to unrecognized tax benefits are recognized as income tax expense by the Company. No penalties or interest have been recognized by the Company during 2014.

(4) Related-Party Transactions

Cash represents $203,184 maintained at the Bank. For the year ended December 31, 2014.

Substantially all of the Company's lending and financing transactions are entered into with the Parent or an affiliate of the Parent.

The Company provides distribution and sales services related to the BMO Funds under agreements with the Funds and BMO Asset Management Corp., the Fund advisor. Accounts receivables from Affiliate represent fees receivable in the amount of $158,140 and costs incurred on behalf of BMO Asset Management Corp. and submitted for reimbursement in the amount of $43,192.

The Company may enter into agreements with entities related through common ownership for various support services. At December 31, 2014, the payable to affiliates is $40,169 which represents expenses payable to the Bank.

(Continued)

(5) Employee Benefit Plans

The Company is a participating entity in various noncontributory pension plans sponsored by the Parent. Most of the employees participating in retirement plans are included in one primary plan (the Plan). The Plan's benefit formula is an account-based formula, which is based upon eligible pay, age, and length of service. The policy for the plan is to have the participating entities, at a minimum, fund annually an amount necessary to satisfy the minimum funding requirements under the Employee Retirement Income Securities Act of 1974 (ERISA), without regard to prior years' contributions in excess of the minimum.

The Company is a participating entity in the postretirement medical plan sponsored by the Parent (the Medical Plan), which provides medical care benefits for retirees (and their dependents) who have attained age 55 and have at least 10 years of service. The Medical Plan is self-insured. Participating entities contribute to the cost of coverage based on employees' length of service. Cost sharing with plan participants is accomplished through deductibles, coinsurance, and out-of-pocket limits. Funding for the Medical Plan largely comes from the general assets of the participating entities supplemented by contributions to a trust fund created under Internal Revenue Code Section 401(h). Effective December 31, 2007, the Medical Plan was changed to reflect expanded coverage available through Medicare and supplemental plans for retirees age 65 and older. Post-65 benefits for new hires and employees under age 35 were eliminated and corporate contributions for post-65 benefits for certain employees were reduced.

The Company recognizes an allocated share of the Parent's pension and postretirement benefit plans in its statement of financial condition. It recognizes an asset for a plans overfunded status or a liability for a plans underfunded status. Funded status is measured as the difference between the plan assets at fair value and the benefit obligation. The Company's pension and supplemental unfunded retirement plan liability was $15,015 and $87,566, respectively, and are included in Accrued compensation and related benefits in the Statement of Financial Condition at December 31, 2014.

(6) Net Capital and Other Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined shall not exceed 15 to 1. The Company received a capital contribution of $10,000,000 from the Parent in June 2014 to support the Company's business expansion. At December 31, 2014, the Company's net capital of $9,694,691 was in excess of the minimum requirement by $9,641,431.

(7) Subsequent Events

The Company performed an evaluation of subsequent events through February 26, 2015, the date these financial statements were available, and determined there were no recognized or unrecognized subsequent events that would require an adjustment or additional disclosure in the financial statements as of December 31, 2014.